                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Security Financial Corp.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Delaware                                      34-1579662
--------------------------------------      ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

    1 South Main St., Niles, OH                             44446-0228
----------------------------------------    ------------------------------------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, (330)  544-7400
                           --------------------------------------------

Securities to be registered under Section 12(b) of the Act:
                  Title of each class            Name of each exchange on which
                  to be so registered            each class is to be registered

                  None                           None
----------------------------------------    ------------------------------------

----------------------------------------    ------------------------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
             ------------------------------------------------------
                                (Title of class)

                                  Section 12(g)
             ------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

         The purpose of the Security Financial Corp. (the "Company") is to engage in any lawful act or activity for which corporations may be organized under the General Company Law of Delaware.

General

         The Company was incorporated under the laws of the State of Delaware on November 23, 1987, at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of Security Dollar Bank (the "Bank"). In March, 1988, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "Security Dollar Bank." The principal office of the Company is located at 1 South Main Street, Niles, Ohio 4446-0228.

         Security Dollar Bank was established under the banking laws of the State of Ohio in November in 1904.


         The Bank is headquartered in Niles, Ohio, which is located in the northeast portion of Ohio, in the County of Trumbull. Trumbull County has a population of approximately 227,000. The population in Trumbull County decreased during the period 1990-1995 by .47%. This compares to a growth in population during the same period for the State of Ohio of 1.7%. As of December 31, 1997, median household income for Trumbull County was 93% of the State of Ohio median household income. Historically the steel industry accounted for a large segment of the economic activity in Trumbull County. Over the past 10 years less dependance on the steel industry has occurred with a resulting increase in service related businesses. The areas largest single employer is General Motors which operates an assembly facility within Trumbull County.


         The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, NOW accounts, safe deposit facilities, real estate mortgage loans and installment loans. The Bank also makes secured and unsecured commercial loans.


         The largest category of loans comprising the Bank's Loan Portfolio is Residential Real Estate Loans. These loans are primarily single family residential real estate loans secured by a first mortgage on the dwelling. The risks associated with these loans are primarily the risk of default in repayment and inadequate collateral. Consumer and credit card loans comprise the next largest area of the Bank's loan portfolio. These loans include consumer installment including automobile loans as well as personal loans and credit card loans. The risks inherent in these loans include the risk of default in principal, repayment and in the case of secured loans the risk of inadequate collateral. The third largest loan segment of the Bank's Loan Portfolio is the Commercial category. The loans comprising this category represent loans to business interests, located primarily within the Bank's defined market areas, with no significant industry concentration. Commercial Loans include both secured and unsecured loans. The risks associated with these loans are principally the risk in default of the payment of principal resulting from economic problems of the commercial customer, economic downturn effecting the market in general and in the case of secured loans inadequate collateral.


         The Bank is insured by the Federal Deposit Insurance Corporation, and is regulated by the Ohio Division of Banks and the Board of Governors of the Federal Reserve System.

Employees

         As of March 31, 1998, the Bank had 77 full-time and 17 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pension, workers' compensation, social security, paid vacations, and numerous bank services.

         The Company, through its affiliate, Security Dollar Bank, (the "Bank") conducts the business of a commercial banking organization. At March 31, 1998, the Company and its subsidiaries had consolidated total assets of approximately $168 million, consolidated total deposits of approximately $145 million and consolidated total equity of approximately $15 million.

         The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits and other customer services such as safe deposit facilities. the Company does not have any foreign operations, assets or investments.

         The Bank is a state banking corporation. The Bank is regulated by the Ohio Division of Financial Institutions ("ODFI") and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Federal Reserve Board.

Competition

         The commercial banking business in the market areas served by the Bank is very competitive. the Company and the Bank are in competition with commercial banks located in their own service areas. Some competitors of the Company and the Bank are substantially larger than the Bank. In addition to local bank competition, the Bank competes with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

Certain Regulatory Considerations

         The following is a summary of certain statutes and regulations affecting the Company and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

The Company

         The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company.

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

         Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

         In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Company's Subsidiary

         The Company operates a single bank, namely, Security Dollar Bank. As an Ohio state chartered commercial bank the Bank is supervised and regulated by the ODFI, and subject to laws and regulations applicable to Ohio banks.

Capital

         The Federal Reserve Board, ODFI, and FDIC require banks and holding companies to maintain minimum capital ratios.

         The Federal Reserve Board adopted final "risk-adjusted" capital guidelines for bank holding companies. The guidelines became fully implemented as of December 31, 1992. The ODFI and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the Company's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves.

         In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels.

         Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Company and the Banks, including their ability to pay dividends.

Additional Regulation

         The Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of the Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

         The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by the Bank. Generally, the Bank may not declare a dividend, without the approval of the ODFI, if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years.

Government Policies and Legislation

         The policies of regulatory authorities, including the ODFI, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

         The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Company or the Bank.

         In addition to the relaxation and elimination of certain geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities.

Deposit Insurance

         The Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered substantial supervisory concerns pay the highest premium. Beginning in 1996, such deposit insurance runs from a cost of zero percent to 0.27% of deposits. Because the Bank is "well-capitalized," it currently pays the minimum deposit insurance premiums.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

Recent Legislation

         On September 29, 1994, the Reigle/Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. The Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquirer on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks was not permitted until June 1, 1997, provided that the state had not passed legislation "opting-out" of interstate branching. If a state opted-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state could have opted-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches. The State of Ohio opted-in to the legislation in May of 1997.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         The FDIC, together with the Federal Reserve, the ODFI and the Office of Thrift Supervision (the "OTS"), have established rules implementing requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit to a plan for achieving and maintaining compliance. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         The Federal Reserve, the ODFI and the OTS have adopted new regulations under the Community Reinvestment Act ("CRA"). Under the new regulations, an institution's performance in meeting the credit needs of its entire community, including low and moderate income areas, as required by the CRA, is generally evaluated under three tests: the "lending test," which considers the extent to which the institution makes loans in the low and moderate income areas of its market; the "service test," which considers the extent to which the institution makes branches accessible to low and moderate income areas of its market and provides other services that promote credit availability; and the "investment test," which considers the extent to which the institution invests in community and economic development activities. The Bank had a satisfactory CRA rating as of its latest examination.

Proposed Legislation

         In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Selected Financial Information

The following table sets forth certain information concerning the consolidated financial position of the Company at the dates indicated:

                                                                          At December 31,
                                          --------------------------------------------------------------------------------
                                               1997            1996            1995            1994            1993
                                               ----            ----            ----            ----            ----
                                                          (Dollars in thousands, except shares and per share data)
Statement of Income:
   Interest income                               $ 12,848        $ 11,269        $  8,995        $  7,380        $  7,223
   Interest expense                                 6,328           5,457           4,243           2,949           2,966
      Net interest income                           6,520           5,812           4,752           4,431           4,257
   Provision for loan losses                        1,250             668             198             290             612
      Net interest income after provision
      for loan losses                               5,270           5,144           4,554           4,141           3,645
   Investment securities gains, net                    25              26              22              21               -
   Other noninterest income                           916             801             728             707             637
   Other noninterest expense                        4,284           4,186           3,832           3,421           3,098
   Federal income tax expense                         609             543             422             427             321
   Cumulative effect of accounting                      -               -               -               -              87
change (2)
                                          --------------------------------------------------------------------------------

   Net Income                                    $  1,318        $  1,241        $  1,049        $  1,020        $    951
                                          ================================================================================

Per share of common stock (1):
   Net income                                    $   4.11        $   4.48           $3.87           $3.93           $3.81
   Dividends                                         1.15            1.00            0.90            0.68            0.55
   Book value                                       43.92           38.58           35.45           31.52           29.16

Average common shares outstanding                 320,732         277,408         271,219         259,597         249,692

Year-end balances:
   Loans receivable, net                         $110,751        $113,310        $ 81,988        $ 66,370        $ 64,483
   Investment securities available for             41,639          26,691          18,737          17,782          20,666
     sale
   Total assets                                   167,258         152,899         127,064         107,880          98,181
   Cash and cash equivalents                        8,906           6,868           6,189           7,298          10,056
   Deposits                                       145,352         129,670         109,571          94,188          87,520
   Borrowings                                       6,524          11,754           7,246           4,974           2,784
   Stockholder's equity                            14,633          10,779           9,789           8,388           7,425

KEY OPERATING RATIOS:
Return on average assets (net income
 divided by average total assets)                    0.81            0.86            0.90            1.00            1.01
Return on average equity (net income
 divided by average equity)                          9.83           12.14           12.51           13.73           14.67
Dividend Payout Ratio (dividends
declared per
 share divided by net income per share)             27.98           22.35           23.26           17.30           14.44
Equity to assets ratio (average equity
 divided by average total assets)                    8.26            7.12            7.19            7.28            6.88
Allowance for loan losses to
Nonperforming Loans                                 64.51           85.75          236.45          167.18          539.54
                                                    -----           -----          ------          ------          ------



-------------------------------------
(1) All share and per share data has been restated for the effect of common stock dividends and splits.
(2) Cumulative effect adjustment is the result of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Investments Securities

The investment portfolio, increased by $14.9 million or 56.0% in 1997. Most of the increase occurred in mortgage-backed securities, which grew by $11.4 million in 1997. The increase is primarily attributable to excess funds resulting from deposit growth outpacing the current year loan demand. The deposits and other liabilities that are not used to fund loans are placed in investments which possess less risk and, therefore, lower yield. The impact on net interest income is discussed later in the Net Interest Income section.

In general investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

The following table shows the amortized cost and estimated market value of investment securities by type of obligation at the dates indicated.

The amortized cost, unrealized gains and losses and estimated fair values are as follows at December 31:

                                                                       December 31, 1997
                                           -------------------------------------------------------------------------
                                                                   Gross            Gross            Estimated
                                               Amortized        Unrealized       Unrealized           Market
                                                  Cost             Gains           Losses              Value
                                           -------------------------------------------------------------------------
U.S. Treasury and Government
 agency securities                                $13,456,631         $30,215         ($16,167)         $13,470,679
Obligations of states and political
      subdivisions                                  6,087,660          91,342          (12,734)           6,166,268
Mortgage-backed securities                         20,770,857         132,780         (147,395)          20,756,242
Corporate securities                                        -               -                 -                   -
                                           -------------------------------------------------------------------------
          Total debt securities                    40,315,148         254,337         (176,296)          40,393,189

Equity securities                                   1,130,882         114,431                 -           1,245,313
                                           -------------------------------------------------------------------------

          Total investment securities             $41,446,030        $368,768        ($176,296)         $41,638,502
                                           =========================================================================


                                                                       December 31, 1996
                                           -------------------------------------------------------------------------
                                                                   Gross            Gross            Estimated
                                               Amortized        Unrealized       Unrealized           Market
                                                  Cost             Gains           Losses              Value
                                           -------------------------------------------------------------------------
U.S. Treasury and Government
agency securities                                 $13,823,796         $36,492        ($117,466)         $13,742,822
Obligations of states and political
      subdivisions                                  2,509,420          35,601          (23,019)           2,522,002
Mortgage-backed securities                          9,325,478         100,572          (49,519)           9,376,531
Corporate securities                                        -               -                 -                   -
                                           -------------------------------------------------------------------------
          Total debt securities                    25,658,694         172,665         (190,004)          25,641,355

Equity securities                                   1,002,182          47,736                 -           1,049,918
                                           -------------------------------------------------------------------------

          Total investment securities             $26,660,876        $220,401        ($190,004)         $26,691,273
                                           =========================================================================

Loans
Historically, loans have been originated by the Company to customers in East Central Ohio. Loans have been originated primarily through direct loans to our existing customer base, with new customers generated by referrals from real estate brokers, building contractors, attorneys, accountants and existing customers. The Company also generates indirect loans through new and used car dealers in the primary lending area.

All lending is governed by a lending policy which is developed and maintained by management and approved by the Board of Directors. The Company's lending policy regarding real estate loans is that generally the maximum mortgage granted on owner-occupied residential property is 80% of the appraised value or purchase price (whichever is lower) when secured by the first mortgage on the property. Home equity lines of credit or second mortgage loans are generally originated subject to maximum mortgage liens against the property of 80% of the current appraised value. The maximum term for mortgage loans is 30 years for one- to four-family residential property and 15 years for commercial and vacation property.

As shown in the following table, total loans declined by $2.5 million in 1997, or 1.76%, a decrease from the strong 38% increase during 1996. The product mix in the Loan Portfolio shows Commercial Loans comprising 11.92%, Real Estate Mortgage Loans (Residential and Commercial)56.26% and Installment Loans to Individuals 31.82% at December 31, 1997 compared with 11.04%,57.43% and 31.53%, respectively December 31, 1996.

Real estate mortgage loans decreased to $63.3 million at December 31, 1997 a decrease of 4.23% under 1996. This portfolio consists of $46.1 million 0f 1-4 family residential properties and $17.2 million in construction and commercial real estate properties, all made within the Bank's primary market area. The Company originated both fixed rate and adjustable rate mortgages during 1997. Fixed rate loans that are maintained in the portfolio are limited to fifteen-year terms while adjustable rate products are offered with maturities up to thirty years.

Commercial Loans at December 31, 1997 increased from year-end 1996 with outstanding balances of $13.4 million. This portfolio is comprised of primarily Variable rate loans. The Bank's commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

Installment Loans to Individuals decreased from $36.3 million on December 31, 1996 to $35.8 million on December 31, 1997 which represents a 1.33% decrease. Management continues to target the automobile dealer network to originate indirect Installment Loans. Dealer paper was originated using strict underwriting guidelines with an emphasis on quality.

                                                                   At December 31,
                                   ---------------------------------------------------------------------------------
                                                  1997                                         1996
                                   ------------------------------------        -------------------------------------
                                       Amount              Percent                 Amount               Percent
                                   ----------------    ----------------        ----------------     ----------------
Type of Loan                                                    (Dollars in Thousands)
------------
Real Estate Loans:

    Construction                   $           623                0.55%        $         1,188                 1.03%
    One to four  family                     46,064               40.97                  47,476                41.29
    Commercial                              16,565               14.74                  17,384                15.11

Commercial                                  13,398               11.92                  12,689                11.04

Consumer loans                              35,779               31.82                  36,251                31.53
                                   ----------------    ----------------        ----------------     ----------------

Total loans                                112,429              100.00%                114,988               100.00%
                                                       ================                             ================

Less:

 Allowance for possible loan               (1,678)                                      (1,679)
losses
                                   ----------------                            ----------------

   Total loans, net                $       110,751                             $       113,309
                                   ================                            ================

Allowance for Loan Losses

The provisions for possible loan losses charged to operating expense is based on management's judgment after taking into consideration all factors connected with the collectability of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors are considered by management in determining the amounts charged to operating expenses include previous credit loss experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.


Provisions charged to operations increased from $668 thousand in 1996 to $1.26 million in 1997. The provision charged to operations was increased as a result of higher levels of charge-offs. Total loans charged off during 1997 amounted to $1.3 million and were primarily made up of consumer indirect automobile and credit card loans. During the second quarter of 1997, the Bank began to experience higher levels of nonperforming consumer loans than anticipated. Management took immediate measures to implement more stringent underwriting guidelines associated with these loans.



The Bank initiated an indirect lending portfolio in 1995, which grew to $24.0 million by the end of 1996 and has remained at relatively the same levels through 1997. As a result of this level of growth coupled with the knowledge that indirect loans inherently possess a higher degree of risk of loss than most other loans, management began to increase the provision for loan losses in the later part on 1996 and continuing in 1997. As the Bank began to experience higher levels of nonperforming indirect loans, management determined that such loans contained common characteristics and implemented underwriting guidelines to address those specific issues.



The allowance for loan losses as a percent of total loans remained relatively constant at 1.49% at December 31, 1997 and 1.46% at December 31, 1996, while total loans declined by $2.6 million from $115.0 million at December 31, 1996 to $112.4 million at December 31, 1997. The allowance for loan losses as a percent of nonperforming loans has declined from 85.75% at December 31, 1996 to 64.51% at December 31, 1997. This decline is primarily the result of increased levels of nonperforming indirect loans as discussed above.



Management uses the aforementioned review and analysis to determine the adequacy of the allowance for loan losses on a quarterly basis. The provision for loan losses represents an amount that is intended to be sufficient to maintain the allowance for loan losses at a level necessary to meet present and potential risk characteristics of the loan portfolio. Management believes the allowance for loan losses at December 31, 1997 of $1,678,000 is adequate to cover losses inherent in the portfolio. However, there can be no assurances that additional losses will not be sustained in future periods, which could be substantial in relation to the size of the allowance for loan losses at December 31, 1997.


The allowance for possible loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

The distribution of the Bank's allowance for loan losses at the dates indicated are summarized as follows:

                                                                    At December 31,
                                 --------------------------------------------------------------------------------------
                                                 1997                                       1996
                                 -------------------------------------      ------------------------------------
                                                        Percent of                                 Percent of
                                                       Loans in Each                              Loans in Each
                                                        Category to                                Category to
                                     Amount             Total Loans             Amount             Total Loans
                                 ----------------     ----------------      ----------------     ---------------
                                                                (Dollars in Thousands)

Commercial                       $           312                11.92%      $           287                11.04%
Mortgage:
     Commercial                              555                14.74                   587                15.11
     One to Four Family                       75                40.97                   100                41.29
     Construction                              -                 0.55                     -                 1.03
Consumer                                     736                31.82                   706                31.53
Unallocated                                    -                    -                     -                    -
                                 ----------------     ---------------       ----------------     ---------------

Total                            $         1,678               100.00%      $         1,679               100.00%
                                 ================     ===============       ================     ===============

The following table sets forth the amounts and categories of the Bank's non - performing assets at the dates indicated.


                                                                                      At December 31,
                                                                         -------------------------------------------
                                                                               1997                1996
                                                                         -----------------    ----------------
                                                                                   (Dollars in Thousands)
    Loans accounted for on a non - accrual basis:

    Mortgage loans:
        One to four family                                               $            163     $           119
        Commercial                                                                    619                 627

   Consumer                                                                           890                 431
   Commercial                                                                         619                 465
                                                                         -----------------    ----------------
    Total non-accrual loans                                                         2,290               1,642
                                                                         -----------------    ----------------

    Accruing loans greater than 90 day past due:

    Mortgage loans:
        One to four family                                                              -                   -
        Commercial                                                                      -                   -
    Consumer                                                                          311                 233
    Commercial                                                                          -                  83
                                                                         -----------------    ----------------

 Total accruing loans greater than 90 day past due                                    311                 317
                                                                         -----------------    ----------------

    Total non - performing loans                                                    2,601               1,958

    Real estate acquired in settlement of loans                                        39                  39
    Other non-performing assets                                                         -                   -
                                                                         -----------------    ----------------

    Total non-performing assets                                          $          2,640     $         1,997
                                                                         =================    ================

    Total non-performing loans to total loans                                       2.31%               1.70%
                                                                         =================    ================

    Total non-performing loans to total assets                                      1.56%               1.28%
                                                                         =================    ================

    Total non-performing assets to total assets                                     1.58%               1.31%
                                                                         =================    ================

Interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of such loans was $247,124 for the year ended December 31, 1997 and $168,489 was collected and included in the Bank's interest income from non-accrual loans for the year ended December 31, 1997.

The following table sets forth information with respect to the Bank's allowance for loan losses at the dates indicated:

                                                                                    December 31,
                                                                      -----------------------------------------
                                                                           1997                 1996
                                                                      ----------------     ----------------
                                                                              (Dollars in Thousands)

Total loans outstanding                                               $       112,429      $       114,988
                                                                      ================     ================

Average loans outstanding                                             $       116,122      $       100,487
                                                                      ================     ================

Allowance balance (at beginning of period)                            $         1,679      $         1,239

Provision:                                                                      1,250                  668

Charge-offs:
    Residential                                                                  (12)                 (35)
    Consumer                                                                  (1,257)                (364)
    Commercial                                                                   (70)                 (47)

Recoveries:
    Residential                                                                     -                   42
    Consumer                                                                       84                   51
    Commercial                                                                      4                  125
                                                                      ----------------     ----------------

Allowance balance (at end of period)                                  $         1,678      $         1,679
                                                                      ================     ================

Allowance for loan losses as a percent
  of total loans outstanding                                                     1.49%               1.46%

Net loans charged off as a percent
  of average loans outstanding                                                 (1.33)%             (0.44)%

Deposits

Deposits represent the Company's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Company's total deposits grew from $124.7 million in 1996 to $140.5 million in 1997, which equates to an increase of 12.68%. Most of this growth occurred in time deposits, which increased from $67.8 million in 1996 to $83.0 million in 1997. Part of this increase was due to a program of attracting certificates of deposit from outside of our market area, occurring in the first quarter of the year which generated approximately $8 million in new time deposit money to the Company.

The following table represents the average deposits and average rate paid for the years ended:

                                                                         December 31,
                                          ---------------------------------------------------------------------------
                                                         1997                                    1996
                                          -----------------------------------     -----------------------------------
                                                             Average Rate                            Average Rate
 Category                                     Amount             Paid                 Amount             Paid
                                          ---------------------------------------------------------------------------
                                                                    (Dollars in Thousands)

Deposits:
      Noninterest-bearing demand          $        18,132        N/A              $        17,155        N/A
      Interest-bearing demand                       7,938       2.42%                       7,736       2.39%
      Money market                                  3,749       2.83%                       4,137       2.80%
      Savings                                      27,912       2.95%                      26,512       2.93%
      Time                                         83,017       5.87%                      67,784       5.81%
                                          ----------------                        ----------------

                Total deposits            $       140,748                         $       123,324
                                          ================                        ================

The following table indicates the amount of the Bank's time deposits of $100,000 or more by time remaining until maturity as of December 31, 1997.

              Maturity Period                     Time Deposits
              ---------------                     -------------
                                                  (In thousands)

   Within three months                            $             5,311
   More than three through six months                           3,178
   More than six through nine months                            3,223
   Over nine months                                             4,012
                                                  ===================
                    Total                         $            15,724
                                                  ===================

Net Interest Income

The most significant source of revenue is net interest income, the amount by which interest earned on interest-bearing assets exceeds interest expense on interest-bearing liabilities. Factors which influence net interest income are changes in volume of interest-bearing assets and liabilities as well as changes in the associated interest rates.

The Company finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders equity, require no interest expense and, therefore, contribute significantly to net interest income.

Total interest income was $12.8 million for 1997 as compared to $11.3 million and $8.9 million for 1996 and 1995, respectively. The 14.01% increase in interest income is attributed to a 16.70% increase in interest and fees on loans while interest on investment securities declined by 4.9%. The increase in interest and fees on loans was primarily the result of the $15.6 million increased in average in loans during the year. The decline in interest on investment securities is the combined result of declines in volume of $905,000 and a 17 basis point decline in yield (100 basis points equal 1.0%).

Total interest expense amounted to $6.3 million for 1997, representing a 15.96% increase from 1996 while interest expense of $5.5 million for 1996 represents a 28.61% increase from 1995. The increase in interest expense is primarily due to an increase of $15.2 million in the average balance outstanding of certificates of deposit and an overall 14 basis point increase in the average rate paid on interest-bearing liabilities.

The table below sets forth information regarding changes in our interest income and interest expense for the periods indicated. For each category of our interest - earning assets and interest - bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume), and (iii) the change in interest due to both volume and rate, which has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                                  Year Ended December 31
                                                  ---------------------------------------------------------
                                                                        1997 vs 1996
                                                               Increase (Decrease) Due to (1)
                                                  ---------------------------------------------------------
                                                      Volume               Rate                  Net
                                                  ---------------------------------------------------------
Interest earned on:
    Loans                                                   1,600                (78)                1,522
    Taxable investment securities                             158                (25)                 (99)
    Tax-exempt investment securities                           35                (40)                  (5)
    Federal funds sold                                        188                (27)                  161
                                                  ---------------------------------------------------------
Total                                                       1,981               (402)                1,579
                                                  =================================================

Interest paid on:
    Demand deposits                                             5                   2                    7
    Money market accounts                                    (12)                   2                 (10)
    Savings deposits                                           36                  10                   46
    Time deposits                                             652                 277                  929
    Short - term borrowings                                     0                   1                    1
    Long - term borrowings                                      0               (102)                (102)
                                                  ---------------------------------------------------------
Total                                                         681                 190                  871
                                                  =================================================
Grand Total                                                                                            708
                                                                                                       ===

(1) The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Other Income

Other income is primarily made up of service charges on deposit accounts, investment securities gains and gains on the sale of mortgage loans. Other income increased $115 thousand or 13.86% from 1996 which increased $73 thousand or 10.03% from 1995. The primary contributing factor to this increase was an increase in service charges and fees related to deposit accounts. Management believes its fees on deposit accounts are comparative to those fees charged by the Company's competition. Management continues to explore new products and services that could increase other income in future years.

Other Expenses

Total other expenses are primarily made up of compensation and employee benefits, occupancy expenses, professional fees, data processing costs and other expenses. Total other expenses for 1997 increased 2.34% over 1996 as compared to an increase of 9.24% from 1996 over 1995. There was no one category of other expenses which experienced a significant increase during 1997. These expenses are subject to increases each year due primarily to asset growth, increased volume of the operations of the bank and inflation. Management has adopted a strategy to operate efficiently while maintaining the highest level of customer service possible. Management will continue to closely monitor and keep the increases in other expenses to a minimum in the future.

Liquidity

Liquidity is a measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. To maintain proper liquidity, the Company uses asset liability management policies along with its investment policies to assure it can meet its financial obligations to depositors, credit customers and shareholders. Liquidity is needed to meet depositors' withdrawal demands, extend credit to meet borrowers' needs, provide funds for normal operating expenses and cash dividends, and fund other capital expenditures.

Liquidity management is influenced by cash generated by operating activities, investing activities and financing activities. The most important source of funds is the deposits which are primarily core deposits (deposits from customers with other relationships). Short-term debt from the Federal Home Loan Bank supplements the Company's availability of funds.

Provision for Income Taxes

The provision for income taxes for 1997 increased by $65,685 to $609,119, compared to the $121,000 increase in 1996, due to increased taxable earnings.

Stockholders' Equity

Stockholders' equity is evaluated in relation to total assets and the risk associated with those assets. The greater the capital resources, he more likely a Company is to meet its cash obligations and absorb unforeseen losses. For these reasons capital adequacy has been, and will continue to be, of paramount importance.

Stockholders' equity has grown by 35.76% in 1997, 10.11% in 1996, and 16.69% in 1995 to the current level of $14.632 million. Adjustments made to equity for unrealized holding gains and losses on available-for-sale securities resulted in an increase of $106,969 in 1997 compared to a decrease of $119,209 in 1996. Total equity was approximately 8.75% of total assets at December 31, 1997, as compared to 7.05% at December 31, 1996.

The dividend rate is determined by the Board of Directors after considering the Company's capital requirements, current and projected net income, and other factors. In 1997 and 1996, 28.54% and 22.35% of net income was paid out in dividends, respectively.

There are currently three federal regulatory measures of capital adequacy. The Company's ratios substantially exceed all federal regulatory standards.


Year 2000



     As a financial institution the Company is subject to the potential risks to the financial services industry and the Company's business specifically, of the "Y2K" issue. The Y2K issue is the acronym and terminology currently utilized to describe a wide variety of application specific potential technological problems inherent in computer software which is designed to read only a 2 digit annual date position. Many software packages currently employed by the financial services industry as well as by industries which provide products and services which may effect the financial services industry, either directly or indirectly through suppliers, customers, and other persons, are not able to identify the advent of the year 2000 as "00". Therefore, there is wide spread concern over the risks posed to the financial services industry which is both highly automated and dependent upon information processing technology. Concerns include but are not limited to possible erroneous checking account transactions, interest calculations or payment schedules. Similarly Y2K issues extend to possible problems with ATM systems or credit and debit cards. The potential problems do not end at financial systems. Any machine or device controlled by a computer is susceptible to the Y2K problem. The financial impact to the industry as a whole to address Y2K could be substantial. The Securities and Exchange Commission as well as all banking regulatory agencies have alerted companys under their respective jurisdictions to consider and address the risks posited by Y2K and to disclose where appropriate the specific impact of Y2K on the Company.



     The Company has developed a written Y2K Compliance Program which has been adopted by the Company's Board of Directors. The Company and its subsidiary bank have been subject to examination by the Federal Reserve Bank of Cleveland regarding Y2K and has not been made aware of any material deficiency as a result of such examination. The Company continues to monitor its relationships with suppliers of computer hardware and software for verification of compliance with Y2K. In addition the Company has undertaken a review of all major customer relationships to determine that such customers own Y2K computer issues are being addressed. There can be no assurance that the Company will not experience adverse financial consequences as a result of Y2K, however management, under the direction of the Board of Directors will continue to monitor Y2K to minimize the risks associated with it wherever identified.


Interest Rate and Market Risk Management

The objective of interest rate sensitivity management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances and the market value risk of assets and liabilities.

Because of the nature of it's operations, the Company is not subject to foreign currency exchange or commodity price risk and, since the Company has no trading portfolio, it is not subject to trading risk. Currently the Company has equity securities that represent only 2.73% of its investment portfolio and, therefore, equity risk is not significant.

The primary components of interest-sensitive assets include adjustable-rate loans and investments, loan repayments, investment maturities and money market investments. The primary components of interest-sensitive liabilities include maturing certificates of deposit, IRA certificates of deposit (individuals over 59 1/2 have the option of changing their interest rate annually) and short-term borrowings. Savings deposits, NOW accounts and money market investor accounts are considered core deposits and are not short-term interest sensitive.

Loan maturities and rate sensitivity of the loan portfolio, exclusive of real estate mortgage loans, and consumer installment loans, at December 31, 1997, are as follows (dollars in thousands):

                                                         Within One           One to           After Five
                                                            Year            Five Years            Years              Total
                                                       ----------------   ----------------   ----------------   ----------------
Construction                                           $           623    $             -    $             -    $           623
Commercial, financial, and agricultural                          8,147              5,159                 92             13,398
                                                       ----------------   ----------------   ----------------   ----------------
                      Total                            $         8,770    $         5,159    $            92    $        14,021
                                                       ================   ================   ================   ================

Loans at fixed interest rates                          $         2,262    $         1,743    $            92    $         4,097
Loans at variable interest rates                                 6,508              3,416                  -              9,924
                                                       ----------------   ----------------   ----------------   ----------------
                      Total                            $         8,770    $         5,159    $            92    $        14,021
                                                       ================   ================   ================   ================

The following tables set forth a summary of average balances of assets and liabilities as well as average yield and cost information. Average balances are derived from daily balances.

                                                                           December 31
                                     -----------------------------------------------------------------------------------------
                                                         1997           (2)                           1996           (2)
                                     -------------------------------------------- --------------------------------------------
                                        Average                       Yield/         Average                        Yield/
                                        Balance        Interest        Rate          Balance        Interest         Rate
                                     -----------------------------------------------------------------------------------------
                                                                          (In thousands)
ASSETS
Interest-earning assets:
    Loans(1)                         $      116,122    $   10,636          9.17%  $      100,487    $    9,114          9.25%
    Taxable investment securities            26,917         1,823          6.77%          28,002         1,922          6.86%
    Tax-exempt investment securities          3,679           194          7.99%           3,499           199          8.62%
    Federal funds sold                        3,493           195          5.58%             503            34          6.76%
                                     -----------------------------                -----------------------------
Total interest-earning assets               150,211        12,848          8.62%         132,491        11,269          8.58%

Noninterest-earning assets
    Cash and due from banks                   7,628                                        6,223
    Premises and equipment                    3,746                                        3,623
    Other assets                              2,415                                        2,519
Less allowance for loan losses                1,688                                        1,339
                                     ---------------                              ---------------
                                     $      162,312                               $      143,517
                                     ===============                              ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Demand deposits                  $        7,938    $      192          2.42%  $        7,736    $      185          2.39%
    Money market accounts                     3,749           106          2.83%           4,137           116          2.80%
    Savings deposits                         27,912           824          2.95%          26,512           778          2.93%
    Time deposits                            83,017         4,871          5.87%          67,784         3,942          5.82%
    Short - term borrowings                   5,231           228          4.36%           5,151           227          4.41%
    Long - term borrowings                    1,813           107          5.90%           3,830           209          5.46%
                                    ------------------------------                -----------------------------
Total interest-bearing liabilities          129,660         6,328          4.88%         115,150         5,457          4.74%

Noninterest-bearing liabilities:
    Demand deposits                          18,132                                       17,155
    Other                                     1,115                                          987



Shareholders' equity                         13,405                                       10,225
                                    ----------------                              ---------------
                                    $       162,312                               $      143,517
                                    ================                              ===============

                                                     -------------                                -------------
Net interest income                                  $      6,520                                 $      5,812
                                                     =============                                =============
Net yield on interest-earning                                              4.41%                                        4.46%
assets (3)

Interest rate spread(4)                                                    3.74%                                        3.84%

Ratio of average interest-earning
assets to average interest-
bearing liabilities                                                      115.85%                                      115.06%

-----------------

(1) Average balances include non-accrual loans.
(2) Tax equivalent adjustments have been made to yields on loans and securities that are exempt from federal income tax.
(3) Net yield on interest - earning assets represents net interest income as a percentage of average interest-earning assets.
(4) Interest rate spread represents the difference between the average yield on interest - earning assets and the cost of interest - bearing liabilities.

                                                                       1997                 1996
                                                            -------------------------------------
FEDERAL FUNDS PURCHASED
       Ending Balance                                       $            --     $      3,075,000
       Maximum month end balance                                     84,000            3,075,000
       Average balance                                              162,943              733,333
       Ave year end rate                                                N/A                7.23%
       Ave int rate during year                                       5.86%                5.61%

REPURCHASE AGREEMENTS

       Ending Balance                                       $     6,523,560     $      3,279,431
       Maximum month end balance                                  7,158,445            5,918,346
       Average balance                                            5,068,331            4,416,735
       Ave year end rate                                              4.29%                5.89%
       Ave int rate during year                                       4.24%                4.21%


The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Savings Bank's investment securities portfolio at June 30, 1997.

                                                                        December 31, 1997
                                      --------------------------------------------------------------------------------------------
                                       -------------------------------------------------------------------------------------------
                                        One year or less         One to Five Years      Five to Ten Years      More than Ten Years
                                       -------------------      ------------------      -----------------      -------------------
                                       -------------------      ------------------      -----------------      -------------------

                                       Carrying   Average       Carrying   Average      Carrying  Average      Carrying   Average
                                        Value      Yield          Value     Yield        Value     Yield         Value     Yield
                                        -----      -----          -----     -----        -----     -----         -----     -----
                                                                          (Dollars in Thousands)
Investment securities:

Obligations of state and              $      100      4.29%    $      324      5.49%   $     847      5.35%   $    4,817      5.36%
political subdivisions
U. S. government and agency                2,450      5.96          7,607      6.18        1,750      8.74         1,650      6.57
securities
Securities available for sale                312      4.95             --        --           --        --            --        --
Mortgage-backed securities                     -         -          1,164      9.68        1,433      9.45        18,174      7.92
Interest - bearing deposits in
              other
      financial institutions                  13      6.40              6      5.60           --        --            --        --
FHLB Stock (1)                               820      6.86             --        --           --        --            --        --
                                      --------------------     --------------------    -------------------    --------------------
Total                                 $    3,695      6.03%%   $    9,101     6.61%%   $   4,030     8.28%%   $   24,641     7.33%%
                                      ====================     ====================    ===================    ====================

----------------------------------
(1)  Recorded at cost.

                                            Total Investment Securities
                                            ---------------------------
                                      Carrying                      Market
                                       Value           Yield        Value
                                       -----           -----      --------

Investment securities:
Obligations of state and              $      6,088      5.35%     $  6,166
political subdivisions
U. S. government and agency                 13,457      6.52        13,471
securities
Securities available for sale                  312      4.95           425
Mortgage-backed securities                  20,771      8.13        20,756
 Interest - bearing deposits in
              other
      financial institutions                    18      6.13           300
FHLB Stock (1)                                 820      6.86           820
                                      ----------------------      --------
Total                                 $     41,466      7.15%%    $ 41,938
                                      ======================      ========

ITEM 3.  DESCRIPTION OF PROPERTY.

Property

         The Bank owns and operates its main office at 1 South Main Street in Niles, Ohio. The Bank also operates six branches. The following is a breakdown of the branch offices owned:

Branches Owned:

Downtown Niles Drive-In                              Girard Office
Corner of Church & State Sts.                        121 North State St.
Niles, OH 44446                                      Girard, OH 44420

422 Office
5845 Youngstown-Warren Rd.
Niles, OH 44446

Youngstown Road Office                               Mineral Ridge Office
2910 Youngstown Road                                 3826 Main Street
Warren, OH 44484                                     Mineral Ridge, OH 44440


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                          Shares of Company Common
                                        Stock Owned Beneficially as    Percentage of Beneficial
                                              of Feb. 28, 1998         Ownership as of Feb. 28,
                Name & Age              ---------------------------             1998
                ----------                                             ------------------------
          Gary A. Clayman*                      5,560.83(1)                      1.67%
          (age 43)

          Robert I. Griffith, Jr.               1,082.99(2)                       .33%
          (age 48)
          Glenn E. Griffiths*                     988.09                          .30%
          (age 58)
          Robert J. McClurkin*                  2,093.12(3)                       .63%
          (age 33)

          Douglas J. Neuman                       833.76                          .25%
          (age 45)



                                             Shares of Company
                                                 Common Stock             Percentage of
                                            Owned Beneficially as     Beneficial Ownership
                Name & Age                    of Feb. 28, 1998         as of Feb. 28, 1998
                ----------                  ---------------------     --------------------
          Peter P. Rossi, Jr.                   8,431.35(4)                      2.53%
          (age 57)

          Christopher J. Shaker                 6,083.55(5)                      1.83%
          (age 39)

          Mr. Donald L. Stacy                     408.50(6)                       .12%
          (age 44)

          Mr. Fremont Camerino                    670.47(7)                       .20%
          (age 61)

          Phillip Suarez                             0                            N/A
          (age 49)



          * Indicates a nominee to Class I of the Company's Board standing for election at the Annual Meeting in 1998.
          (1) 893.67 shares owned directly; 3,262.96 shares held jointly with Sherri Clayman, 1441 shares are held as custodian for the benefit of children, and 400 shares are held in an IRA account.
          (2) 981.57 shares owned directly, 101.42 in the name of The Griffith Agency.
          (3) 214.86 shares owned directly; 1,099.99 shares held jointly with Karen McClurkin; 239.74 jointly with Kathryn McClurkin;
          349.93 jointly with Grace McClurkin, 188.60 jointly with Thomas McClurkin.
          (4) 1,909.18 shares owned directly; 4,573.23 shares held jointly with Mary Rossi; 1,948.94 shares held in name of Peter Rossi & Son Memorial Chapel Co.

          All officers and directors as a group owned 26,152.66 shares, representing 7.80% of the outstanding common shares as of February 28, 1998.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


                                        PRINCIPAL
                                        OCCUPATION AND                         DIRECTOR
          NAME & AGE                    BUSINESS EXPERIENCE                     SINCE
          ----------                    -------------------                    --------
          Gary A. Clayman*              Niles Iron & Metal Co.                   1995
          (age 43)                      (Mr. Clayman is an owner
                                        and Vice President of Niles
                                        Iron and Metal Co. a metal
                                        fabrication company.)

          Robert I. Griffith, Jr.       President, Griffith                      1992
          (age 48)                      Insurance Agency
                                        (Mr. Griffith is the
                                        controlling shareholder and
                                        President of Griffith
                                        Insurance Agency, a property
                                        and casualty insurance agency.)

          Glenn E. Griffiths*           President Security                       1988
          (age 58)                      Financial Corp. &
                                        Security Dollar Bank

          Robert J. McClurkin*          McClurkin Funeral                        1995
          (age 33)                      Home
                                        (Mr. McClurkin is the
                                        controlling shareholder and
                                        President of McClurkin
                                        Funeral Home, a local
                                        mortuary.)

          Douglas J. Neuman             Attorney                                 1980
          (age 45)                      (Mr. Neuman is an attorney
                                        engaged in private law
                                        practice in Niles, Ohio)

                                        PRINCIPAL
          NAME & AGE                    OCCUPATION                          DIRECTOR SINCE
          ----------                    ----------                          --------------
          Peter P. Rossi, Jr.           President, Rossi & Son                   1990
          (age 57)                      Memorial Chapel
                                        (Mr. Rossi is President
                                        and the controlling
                                        shareholder of Rossi &
                                        Son Memorial Chapel,
                                        a local mortuary.)
          Christopher J. Shaker         Attorney (Mr. Shaker                     1987
          (age 39)                      is an attorney engaged in
                                        private law practice in
                                        Niles, Ohio.)
          Mr. Donald L. Stacy           Senior Vice President &
          (age 44)                      Treasurer of
                                        Security Dollar Bank
          Mr. Fremont Camerino          Senior Vice President                    N/A
          (age 61)                      of Security Dollar
                                        Bank                                     N/A
          Phillip Suarez                Senior Vice President of
          (age 49)                      Security Dollar
                                        Bank                                     N/A


-  indicates an executive officer who is not a director.



Each of the above named directors of the Company was elected as a director at the 1998 Annual Meeting of Shareholders to serve a one year term until the Annual Meeting of Shareholders in 1999. No director of the Company serves as a director of any other reporting public company.


There are no family relationships among any persons named above.


ITEM 6.  EXECUTIVE AND DIRECTOR COMPENSATION.

         The following remuneration table sets forth all direct remuneration paid by the Bank in 1997 to the Company's President and Chief Executive Officer. No other Officers' total compensation exceeded $100,000 for the year ended 1997.

                           SUMMARY COMPENSATION TABLE

                                                                    Long-Term
                                    Annual Compensation          Compensation
   Name and                         -------------------             Option #          All Other
Principal Position         Year       Salary(1)    Bonus(2)     Awards(shares)     Compensation(3)
------------------         ----       ---------    --------     --------------     ---------------
Mr. Glenn E. Griffiths     1997        96,572       11,475               0                 0
President and Chief        1996        93,395        9,933               0                 0
Executive Officer          1995        84,960       11,784               0                 0


Mr. Griffiths serves at the pleasure of the Board of Directors of the Company and does not have any employment contract.



Under the terms of the Company's 1997 Stock Option Plan, each non-employee director received options on 1,000 shares of the Company's common stock on January 1, 1998. Thereafter, new non-employee directors who have not previously been granted options under the terms of the 1997 Stock Option Plan will receive options for 1,000 shares on the first day of the year following their election to serve as a director.



Directors receive $400 per director meeting attended and $300 for each executive committee meeting attended. During 1997 there were 12 regular meetings.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Some of the directors, officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated were customers of and have had banking transactions with the Bank in the ordinary course of the Bank's business in the past and up to the present time. All loans and commitments for loans included in such transactions were made on substantially the same terms including interest rates and collateral as were prevailing at the time for comparable transactions with other persons. In the opinion of the Board of Directors of the Bank, these loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features.

         The Company and/or the Bank have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company has 1,500,000 of shares authorized no par value common stock of which 333,164 shares were issued and outstanding as of April 30, 1998.

         The holders of the Shares have no preemptive right to acquire other or additional Shares which may, from time to time, be authorized and issued by the Company.

         Each Share of Common Stock of the Company entitles the holder thereof to (1) vote on all matters. Shareholders of the Company do not have cumulative voting rights in the election of directors.

         The Certificate of Incorporation of the Company contains provisions providing for indemnification of the Company's Directors and Officers and the purchase of insurance in connection with such indemnification.

         The Certificate of Incorporation also contain certain provisions to protect the interest of the Company and its shareholders from any hostile takeover attempts. A vote of 75 percent of the outstanding Shares, in the aggregate, are required to authorize the merger, consolidation or other business combination with another entity or the disposition of all or substantially all of the assets of the Company or the Bank to a person who owns five percent or more of the shares of the Company unless in each such case the matter has been approved and recommended by vote of the directors. These provisions and limitations will make it more difficult for companies or persons to acquire control of the Company without the support of the Board of Directors of the Company. However, these provisions also could deter offers for Shares in the Company which might be viewed by certain Investors not to be in their best interest.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company was incorporated on November 23, 1987. Currently, the Company's shares are not listed on any exchange. The only trades of which the Company has knowledge are presented in the table below. All per share figures are adjusted for stock splits and stock dividends. (Average trading price per Share is based upon information provided to the Company's Management from individuals involved in their personal stock transactions.)


                                                                         ($)
                Dates                  Number of Shares         Average Price Per Share
                -----                  ----------------         -----------------------
         First Quarter - 1997               47,848                       54
         Second Quarter - 1997              35,903                       59
         Third Quarter - 1997               13,633                       60
         Fourth Quarter - 1997               9,370                       62

         First Quarter-1996                 11,002                       36
         Second Quarter-1996                 3,956                       40
         Third Quarter-1996                  7,912                       41
         Fourth Quarter - 1996               5,336                       54

         First Quarter-1995                   9981                       30
         Second Quarter-1995                18,438                       32
         Third Quarter-1995                  9,884                       30
         Fourth Quarter-1995                19,797                       30

         First Quarter-1994                  3,588                       24
         Second Quarter-1994                   484                       24
         Third Quarter-1994                  7,321                       24
         Fourth Quarter-1994                 4,802                       24

         First Quarter-1993                 10,274                       21
         Second Quarter-1993                 1,936                       21
         Third Quarter-1993                 24,220                       21
         Fourth Quarter-1993                 3,514                       21


         The above-stated trading prices may not be indicative of the true value of the Company's stock.

         Since the date of its incorporation, the Company has paid dividends as presented below. The amount and timing of future dividends will be determined by the Company's Board of Directors, and will depend substantially upon the earnings and financial condition of its subsidiary, the Bank.

                                           ($)                          ($)
         Year                         Per Share(1)               Total Annual Dividend
         ----                         ------------               ---------------------
         1991                            0.50                         121,402
         1992                            0.53                         128,750
         1993                            0.55                         137,495
         1994                            0.68                         175,792
         1995                            0.90                         244,575
         1996                            1.00                         277,447
         1997                            1.15                         376,307

          (1) The above figures are adjusted to reflect all stock splits and dividends.


ITEM 2.  LEGAL PROCEEDINGS.

         There is no pending litigation which, in the opinion of management, will adversely impact the financial condition of the Company or the Bank. There is litigation threatened by a bank customer which has not been initiated as of the preparation of this offering circular. In the event that the threatened litigation is initiated, management and its counsel do not believe that any loss other than those associated with the collection process shall be incurred. Consequently, it is the opinion of management that the threatened litigation shall not have a material adverse impact upon the financial condition of the Company and the Bank.



ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no disagreements with the independent accountants on matters of accounting principles or financial statement disclosure required to be reported under this item. There has been no change in accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Sale of 50,000 shares pursuant to an intrastate offering exemption under Rule 147. The offering commenced on January 2, 1997 and was completed on April 30, 1997. The shares were registered under applicable Ohio securities laws pursuant to ORC 1707.09. Community Banc Investments, Inc., an Ohio broker/dealer assisted in the sale of such shares on a "best efforts" basis.

         Sale of 17,002 shares pursuant to the Company's Dividend Reinvestment Plan and pursuant to the limited offering exemption of Rule 504 of Regulation D. The Company registered the shares under applicable Ohio securities laws pursuant to ORC 1707.06(A)(1). The offering commenced June 20, 1996 and the offering expires June 20, 1998 pursuant to the

Registration under Ohio Securities laws and the Ohio Division of Securities Certificate of Acknowledgement issued June 20, 1996.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article V, Section 5.1 of the Bylaws of the Company provides for the authority of the Company to indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person was a director, officer, employee or agent of the Company or any of its subsidiaries. The Company may indemnify any such director, officer, employee or agent for any expense incurred by that person only if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company or had no reasonable cause to believe his conduct was unlawful in a criminal action.

         Additionally, the Company may purchase insurance at its expense for the purpose of protecting itself and its directors, officers, employees and agents against any expense, liabilities or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Company Laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART F/S - FINANCIAL STATEMENTS




                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Security Financial Corp.

We have audited the accompanying consolidated balance sheet of Security Financial Corp. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Financial Corp. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/  S. R. SNODGRASS, A.C.

Wexford, PA
February 6, 1998

                            SECURITY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET


                                                                        December 31,
                                                                    1997           1996
                                                               ------------   ------------
ASSETS
Cash and due from banks                                        $  7,416,457   $  6,568,483
Federal funds sold                                                1,090,000              -
Interest-bearing deposits in other banks                            400,000        505,000
Investment securities available for sale                         41,638,502     26,691,273
Loans                                                           112,428,694    114,988,281
Less allowance for loan losses                                    1,677,651      1,678,528
                                                               ------------   ------------
             Net loans                                          110,751,043    113,309,753

Premises and equipment                                            3,833,325      3,787,930
Accrued interest and other assets                                 2,128,857      2,036,805
                                                               ------------   ------------

             TOTAL ASSETS                                      $167,258,184   $152,899,244
                                                               ============   ============

LIABILITIES
Deposits:
       Noninterest-bearing demand                              $ 18,047,213   $ 19,048,452
       Interest-bearing demand                                    7,873,059      6,829,893
       Money market                                               4,017,442      4,190,028
       Savings                                                   27,119,276     28,210,321
       Time                                                      88,295,471     71,391,004
                                                               ------------   ------------
             Total deposits                                     145,352,461    129,669,698

Short-term borrowings                                             6,523,560      6,354,431
Other borrowings                                                          -      5,400,000
Accrued interest and other liabilities                              749,280        696,292
                                                               ------------   ------------
             TOTAL LIABILITIES                                  152,625,301    142,120,421
                                                               ------------   ------------


STOCKHOLDERS' EQUITY
Common stock, $2.50 stated value; 750,000 shares authorized;
                          333,164 and 279,422 shares issued         832,910        698,556
Capital surplus                                                   4,977,246      2,306,650
Retained earnings                                                 8,695,696      7,753,555
Net unrealized gain on securities                                   127,031         20,062
                                                               ------------   ------------
             TOTAL STOCKHOLDERS' EQUITY                          14,632,883     10,778,823
                                                               ------------   ------------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $167,258,184   $152,899,244
                                                               ============   ============


See accompanying notes to the consolidated financial statements.

                           SECURITY FINANCIAL CORP.
                       CONSOLIDATED STATEMENT OF INCOME

                                                                                       Year Ended December 31,
                                                                                         1997          1996
                                                                                     -----------   -----------
INTEREST INCOME
       Interest and fees on loans                                                    $10,636,250   $ 9,114,086
       Interest  bearing deposits in other banks                                          19,924        45,992
       Federal funds sold                                                                195,028        34,011
       Investment securities:
             Taxable                                                                   1,802,521     1,876,236
             Exempt from federal income tax                                              194,081       198,852
                                                                                     -----------   -----------
                     Total interest income                                            12,847,804    11,269,177
                                                                                     -----------   -----------

INTEREST EXPENSE
       Deposits                                                                        5,991,240     5,020,522
       Short-term borrowings                                                             230,862       227,046
       Other borrowings                                                                  106,253       209,285
                                                                                     -----------   -----------
                     Total interest expense                                            6,328,355     5,456,853
                                                                                     -----------   -----------

NET INTEREST INCOME                                                                    6,519,449     5,812,324

PROVISION FOR LOAN LOSSES                                                              1,250,000       668,000
                                                                                     -----------   -----------

 NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                   5,269,449     5,144,324
                                                                                     -----------   -----------

OTHER INCOME
       Service charges and fees                                                          846,634       650,463
       Investment securities gains, net                                                   25,250        25,602
       Gain on sales of mortgage loans, net                                               62,356        30,149
       Other income                                                                        7,481       120,843
                                                                                     -----------   -----------
                     Total other income                                                  941,721       827,057
                                                                                     -----------   -----------

OTHER EXPENSE
       Salaries and employee benefits                                                  2,286,155     2,218,165
       Occupancy expense                                                                 426,434       283,068
       Other expense                                                                   1,571,014     1,685,260
                                                                                     -----------   -----------
                     Total other expense                                               4,283,603     4,186,493
                                                                                     -----------   -----------

Income before income taxes                                                             1,927,567     1,784,888
Applicable income taxes                                                                  609,119       543,434
                                                                                     -----------   -----------

NET INCOME                                                                           $ 1,318,448   $ 1,241,454
                                                                                     ===========   ===========

EARNINGS PER SHARE                                                                   $      4.11   $      4.48

AVERAGE SHARES OUTSTANDING                                                               320,732       277,408

See accompanying notes to the consolidated financial statements.

                            SECURITY FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                       Net
                                                                                                   Unrealized
                                              Common            Capital          Retained          Gain (Loss)
                                               Stock            Surplus          Earnings         on Securities          Total
                                           ------------    ---------------   ----------------    ---------------    ---------------

Balance, December 31, 1995                 $    690,359    $     2,169,561   $      6,789,548    $       139,271    $     9,788,739

Net income                                                                          1,241,454                             1,241,454
Cash dividends ($ 1.00 per share)                                                    (277,447)                             (277,447)
Dividend reinvestment and stock
   purchase plan                                  8,197            137,089                                                  145,286
Net unrealized loss on securities                                                                       (119,209)          (119,209)
                                           ------------    ---------------    ---------------    ---------------    ---------------

Balance, December 31, 1996                      698,556          2,306,650          7,753,555             20,062         10,778,823

Net income                                                                          1,318,448                             1,318,448
Cash dividends ($ 1.15 per share)                                                    (376,307)                             (376,307)
Proceeds from the sale of stock                 125,000          2,456,682                                                2,581,682
Dividend reinvestment and stock
   purchase plan                                  9,354            213,914                                                  223,268
Net unrealized gain on securities                                                                        106,969            106,969
                                           ------------    ---------------    ---------------    ---------------    ---------------

Balance, December 31, 1997                 $    832,910    $     4,977,246    $     8,695,696    $       127,031    $    14,632,883
                                           ============    ===============    ===============    ===============    ===============


















See accompanying notes to the consolidated financial statements.

                            SECURITY FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                 Year Ended December 31,
                                                                                   1997            1996
                                                                              ------------    ------------
OPERATING ACTIVITIES
       Net income                                                             $  1,318,448    $  1,241,454
       Adjustments to reconcile net income to net cash provided
       by operating activities:
             Depreciation and amortization                                         831,903         704,409
             Investment securities gains, net                                      (25,250)        (25,602)
             Provision for loan losses                                           1,250,000         668,000
             Deferred federal income taxes                                          38,367         202,569
             Mortgage loans originated for sale                                 (3,299,045)     (1,239,194)
             Proceeds from sales of mortgage loans                               3,361,401       2,245,384
             Gain on sales of mortgage loans, net                                  (62,356)        (30,149)
             Increase in accrued interest receivable                              (117,057)        (87,001)
             Increase in accrued interest payable                                   74,518          28,350
             Other, net                                                            (91,180)        402,718
                                                                              ------------    ------------

             Net cash provided by operating activities                           3,279,749       4,110,938
                                                                              ------------    ------------

INVESTING ACTIVITIES
       Decrease in interest-bearing time deposits in other banks                   205,000          95,000
       Investment securities available for sale:
             Proceeds from sales                                                 6,724,900       7,202,992
             Proceeds from maturities and principal repayments                   3,053,702       8,243,792
             Purchases                                                         (24,750,170)     (8,687,203)
       Net decrease (increase) in loans                                          1,009,384     (33,195,566)
       Purchase of premises and equipment                                         (366,309)       (695,454)
       Proceeds received from branch acquisition                                         -       8,571,843
       Proceeds from sale of other real estate owned                                     -         447,637
                                                                              ------------    ------------

             Net cash used for investing activities                            (14,123,493)    (18,016,959)
                                                                              ------------    ------------

FINANCING ACTIVITIES
       Net increase in deposits                                                 15,682,763      10,508,392
       Increase in short-term borrowings                                           170,255       2,008,915
       Proceeds from other borrowings                                                    -       5,400,000
       Repayment of other borrowings                                            (5,400,000)     (2,900,000)
       Dividends paid on common stock                                             (376,307)       (277,447)
       Proceeds from sale of common stock                                        2,581,682               -
       Proceeds from dividend reinvestment and stock purchase plan                 223,268         145,286
                                                                              ------------    ------------

             Net cash provided by financing activities                          12,881,661      14,885,146
                                                                              ------------    ------------
             Increase in cash and cash equivalents                               2,037,917         979,125

             CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      6,868,483       5,889,358
                                                                              ------------    ------------
             CASH AND CASH EQUIVALENTS AT END OF YEAR                         $  8,906,400    $  6,868,483
                                                                              ============    ============

See accompanying notes to the consolidated financial statements.

                            SECURITY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Security Financial Corp. (the "Company") and its wholly-owned subsidiary, Security Dollar Bank (the "Bank") conform with generally accepted accounting principles and with general practice within the banking industry.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is a Delaware corporation organized to become the holding company of the Bank. The Bank is a state-chartered commercial bank located in Ohio. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on commercial, commercial mortgage, residential real estate, and consumer loan financing, as well as a variety of deposit services to its customers through six locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Board of Governors of the Federal Reserve System and the Ohio Division of Banks.

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. Significant inter-company items have been eliminated in consolidation.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES

Investment securities are classified, at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Certain other debt and equity securities have been classified as available for sale, to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank, and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

LOANS


Loans are reported at their principal amount net of unearned income. Interest from installment loans is recognized in income by both the sum-of-the-digits method which results in approximate level rates of return over the terms of the loans and, on the accrual method, which is calculated based on the current outstanding loan balances, depending on the date of organization. Interest on real estate mortgages and commercial loans is recognized as income when earned on the accrual method.



The accrual of interest is generally discontinued when the contractual payment of principal and interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.


Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan yield. The Company is amortizing these amounts over the contractual lives of the related loans.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.


A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on on-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. Management determines the significance of payment delays on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to principal and interest owned. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged-off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

INTANGIBLE ASSET


The intangible asset is comprised solely of a core deposit acquisition premium. This core deposit acquisition premium, which was developed by a specific core deposit life study, is amortized using the straight-line method over the period to be benefited eight to ten years. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment, and appropriate adjustments, as deemed necessary. This asset is a component of other assets on the balance sheet.


PENSION AND PROFIT SHARING PLANS

Pension and employee benefits include contributions, determined actuarially, to a retirement plan covering eligible employees of the Bank. Contributions to the profit sharing plan are made based on the achievement of certain operating levels and performance ratios.

INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

EARNINGS PER SHARE

Earnings per share computations are based upon the weighted number of shares outstanding for each of the reported periods.

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Statement No. 128, "Earnings Per Share" ("EPS"). The Statement establishes new standards for computing and presenting EPS and requires dual presentation of "basic" and "diluted" EPS on the face of the income statement. The Company currently maintains a simple capital structure, therefore there are no dilutive effects on earnings per share.

CASH FLOW INFORMATION

For purposes of reporting cash flows, cash, and cash equivalents include cash and due from banks, interest-bearing deposits, and federal funds sold in other banks with a maturity less than ninety days.

Cash payments for interest in 1997 and 1996 were $6,253,837 and $5,428,503, respectively. Cash payments for income taxes for 1997 and 1996 were $482,000 and $115,000, respectively.

During 1996, management made the determination that it no longer had the positive intent to hold certain debt securities to maturity. As a result, the Company transferred the remaining held to maturity portfolio with an amortized cost of $16,874,000 and estimated market value of $16,945,000 to the available for sale classification.

PENDING ACCOUNTING PRONOUNCEMENTS

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented financial-components approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provision of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of Statement No. 125." The adoption of the provisions of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.


In June 1997, the FASB issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The statement defines an operating segment as a component of an enterprise that generates revenues and incurs expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. This Statement is effective for fiscal years beginning after December 31, 1997, however, it does not require disclosure in interim reporting in the year of initial application.


INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of investment securities available for sale are as follows:

                                                                                   1997
                                           -----------------------------------------------------------------------------------
                                                                       Gross                  Gross               Estimated
                                               Amortized             Unrealized            Unrealized               Market
                                                 Cost                  Gains                 Losses                 Value
                                           ------------------    ----------------     -----------------    -------------------
U.S. Treasury and Government
        agency securities                  $      13,456,631     $         30,215     $         (16,167)   $        13,470,679
Obligations of states and political
       subdivisions                                6,087,660               91,342               (12,734)             6,166,268
Mortgage-backed securities                        20,770,857              132,780              (147,395)            20,756,242
                                           -----------------     ----------------     -----------------    -------------------
       Total debt securities                      40,315,148              254,337              (176,296)            40,393,189

Equity securities                                  1,130,882              114,431                     -              1,245,313
                                           -----------------     ----------------     -----------------    -------------------

       Total                               $      41,446,030     $        368,768     $        (176,296)  $         41,638,502
                                           =================     ================     =================    ===================


                                                                                1996
                                          ----------------------------------------------------------------------------------
                                                                      Gross               Gross               Estimated
                                              Amortized             Unrealized          Unrealized             Market
                                                 Cost                 Gains               Losses                Value
                                          ------------------    -----------------   ----------------    ------------------
U.S. Treasury and Government
        agency securities                 $       13,823,796    $          36,492   $       (117,466)   $       13,742,822
Obligations of states and political
       subdivisions                                2,509,420               35,601            (23,019)            2,522,002
Mortgage-backed securities                         9,325,478              100,572            (49,519)            9,376,531
                                          ------------------    -----------------   ----------------    ------------------
       Total debt securities                      25,658,694              172,665           (190,004)           25,641,355

Equity securities                                  1,002,182               47,736                   -            1,049,918
                                          ------------------    -----------------   -----------------   ------------------

       Total                              $       26,660,876    $         220,401   $        (190,004)  $       26,691,273
                                          ==================    =================   =================   ==================

Investment securities with carrying values of $20,532,070 and $18,721,853 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits, repurchase agreements and other purposes as required by law.

The amortized cost and estimated market values of debt securities at December 31, 1997, by contractual maturity, are shown below. The Company's mortgage-backed securities have contractual maturities ranging from one to twenty-eight years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Estimated
                                                       Amortized        Market
                                                         Cost           Value
                                                     -----------     -----------

Due in one year or less                              $ 2,250,090     $ 2,248,359
Due after one year through five years                  8,167,155       8,172,274
Due after five years through ten years                 4,898,710       4,897,714
Due after ten years                                   24,999,193      25,074,842
                                                     -----------     -----------

       Total                                         $40,315,148     $40,393,189
                                                     ===========     ===========

Proceeds from the sales of investment securities available for sale during 1997 and 1996 were $6,724,900 and $7,202,992. Gross gains and gross losses were realized on those sales as follows:

                                                       1997                1996
                                                     -------             -------

Gross gains                                          $30,754             $88,276
Gross losses                                           5,504              62,674

LOANS

Major classifications of loans are summarized as follows:

                                                    1997                 1996
                                                ------------        ------------
Real estate mortgages:
     Residential                                $ 46,686,796        $ 48,664,249
     Commercial                                   16,564,644          17,383,815
Commercial, financial, and                        13,398,099          12,689,109
agricultural
Consumer loans                                    32,810,884          33,149,199
Other                                              2,968,271           3,101,909
                                                ------------        ------------
                                                 112,428,694         114,988,281
Less allowance for loan losses                     1,677,651           1,678,528
                                                ------------        ------------
        Net loans                               $110,751,043        $113,309,753
                                                ============        ============

At December 31, 1997 and 1996 the recorded investment in loans considered to be impaired was $1,452,316 and $781,042 respectively, all of which were on non-accrual status at year end. The related allowance for loan losses allocated to impaired loans was $514,142 and $382,687 at December 31, 1997 and 1996. The average recorded investment in impaired loans during the year was approximately $995,189 in 1997 and $783,502 in 1996. The Company recognized interest income on impaired loans of $1,612 and $24,079 for the year ended December 31, 1997 and 1996.

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and consumer loans are granted. Although the Company has a diversified loan portfolio at December 31, 1997 and 1996, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

                                                       1997              1996
                                                    ----------        ----------

Balance, January 1                                  $1,678,528        $1,239,188

    Add:
        Provisions charged to operations             1,250,000           668,000

        Recoveries                                      85,744           218,018
    Less loans charged off                           1,336,621           446,678
                                                    ----------        ----------
Balance, December 31                                $1,677,651        $1,678,528
                                                    ==========        ==========

PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                      1997                1996
                                                   ----------         ----------

Land                                               $  246,173         $  246,173
Buildings                                           4,006,187          3,798,735
Furniture, fixtures, and equipment                  3,119,571          2,960,714
                                                   ----------         ----------
                                                    7,371,931          7,005,622
Less accumulated depreciation                       3,538,606          3,217,692
                                                   ----------         ----------
  Total                                            $3,833,325         $3,787,930
                                                   ==========         ==========

Depreciation charged to operations was $320,914 in 1997 and $292,532 in 1996.

DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $15,723,898 and $19,809,918 at December 31, 1997 and 1996, respectively.

Maturities of time deposits of $100,000 or more are as follows:

                                                                          1997
                                                                     -----------

Three months or less                                                 $ 5,311,165
Three to twelve months                                                 6,400,411
Over one year                                                          4,012,322
                                                                     -----------
                                                                     $15,723,898
                                                                     ===========

SHORT-TERM BORROWINGS

The outstanding balances and related information for short-term borrowings is summarized as follows:

                                                       1997         1996
                                                   ----------    ----------
Federal Funds Purchased:
       Ending Balance                              $        -    $3,075,000
       Maximum month-end balance during the year       84,000     3,075,000
       Average balance during the year                162,943       733,333
       Average year-end interest rate                       -          7.23%
       Average interest rate during the year             5.86%         5.61%

Securities Sold Under Agreements to Repurchase:
       Ending Balance                              $6,523,560    $3,279,431
       Maximum month-end balance during the year    7,158,445     5,918,346
       Average balance during the year              5,068,331     4,416,735
       Average year-end interest rate                    4.29%         5.89%
       Average interest rate during the year             4.24%         4.21%


Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. The Company has pledged investment securities with carrying values of $11,574,348 and $6,247,357 as of December 31, 1997 and 1996, as collateral for the repurchase agreements.

OTHER BORROWINGS

Other borrowings consist of separate loans from the Federal Home Loan Bank of Cincinnati. As of December 31, 1996, FHLB advances totaled $5,400,000 with original maturities ranging from 45 to 325 days at an average rate of 5.46%. All of these advances were repaid during 1997.

All advances were collateralized by the Bank's investment in Federal Home Loan Bank stock and a blanket collateral pledge agreement with the Federal Home Loan Bank under which the Bank has pledged certain qualifying assets equal to 150% of the unpaid amount of the outstanding balances. Based upon the Bank's investment in Federal Home Loan Bank stock, the Bank has $16,396,000 available to borrow from the FHLB.

OTHER EXPENSE

The following is an analysis of other expense:

                                         1997         1996
                                     ----------   ----------

Stationery, printing, and supplies   $  151,082   $  149,824
Professional fees                       150,027      104,013
Data processing                         117,933      149,284
Other                                 1,151,972      965,018
                                     ----------   ----------

        Total                        $1,571,014   $1,368,139
                                     ==========   ==========

INCOME TAXES

The provision for federal income taxes consist of:

                                                        1997              1996
                                                      --------          --------

Currently payable                                     $570,752          $340,865
Deferred tax                                            38,367           202,569
                                                      --------          --------

        Total provision                               $609,119          $543,434
                                                      ========          ========

The components of the net deferred tax liabilities are as follows:


                                                                                      1997                1996
                                                                           -----------------------------------------
Deferred tax assets:
       Allowance for loan losses                                           $          396,753     $          370,847
       Deferred compensation                                                           15,373                 18,851
       Other                                                                           14,960                  8,354
                                                                             ----------------       ----------------
       Total                                                                          427,086                398,052
                                                                             ----------------       ----------------

Deferred tax liabilities:
Premises and equipment                                    44,625         39,644
Investment securities discount accretion                  51,179         20,629
Loan origination fees, net                               384,179        371,417
Net unrealized gain on securities                         65,441         10,335
Other                                                     44,645         25,537
                                                       ---------      ---------
Total                                                    590,069        467,562
                                                       ---------      ---------

Net deferred tax liability                             $(162,983)     $ (69,510)
                                                       =========      =========

The following is a reconciliation between the income tax expense and the amounts of income taxes which would have been provided at statutory rates:

                                                          1997                                      1996
                                          -----------------------------------       ---------------------------------

                                                                     % of                                    % of
                                                                   Pre-tax                                  Pre-tax
                                                Amount              Income                Amount            Income
                                          -----------------   ---------------       ----------------   --------------

Provision at statutory rate               $         655,373              34.0%      $        606,862             34.0

Effect of tax exempt income                         (73,463)             (3.8)               (76,777)            (4.3)

Non-deductible interest expense                       9,482               0.5                  9,091              0.5

Other, net                                           17,727               0.9                  4,258              0.2

                                          -----------------   ---------------       ----------------   --------------

Tax expense and effective rates           $         609,119              31.6%      $        543,434             30.4
                                          =================   ===============       ================   ==============

EMPLOYEE BENEFITS

The Company maintains a trusteed Section 401(k) plan with contributions matching those by eligible employees to a maximum of 140% of employee contributions annually, to a maximum of 5% of annual salary. The Company may also provide for a discretionary profit sharing contribution. All employees at least 20 1/2 years of age who have completed one year of service are eligible to participate in the plan. The Company's contribution to this plan was $85,566 in 1997 and $76,243 in 1996.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company maintains a dividend reinvestment plan. Participation is available to all common stockholders who are residents of the state of Ohio. The Plan provides each participant with a simple and convenient method of purchasing additional common shares without payment of any brokerage commission or other service fees.

A participant in the Plan may elect to reinvest dividends on all or part of their shares to acquire additional common stock. In addition, the Plan provides for the optional purchase of shares of the Company's common stock up to a maximum of $4,000 per year. A participant may withdraw from the Plan at any time. Stockholders purchased 3,742 shares in 1997 and 3,279 shares in 1996 through the Plan.

COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, there are various outstanding commitments and contingent liabilities which are not reflected in the accompanying consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These commitments were comprised of the following:

                                                           1997           1996
                                                       -----------   -----------

Commitments to extend credit                           $11,792,000   $11,500,000
Standby letters of credit and financial guarantees         830,000       810,000
                                                       -----------   -----------

        Total                                          $12,622,000   $12,310,000
                                                       ===========   ===========

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Generally, collateral is not required to support financial instruments with credit risk. The terms are typically for a one year period with an annual renewal option subject to prior approval by management.

Unused Lines of Credit

At December 31, 1997 and 1996, the Company maintained unsecured lines of credit with various financial institutions which totaled $3,125,000 and $3,075,000, respectively. All lines were unused at December 31, 1997 and 1996 and are available to support general corporate purposes. There are no fees to maintain these lines, and no interest was paid.

Contingent Liabilities

The Company is involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such litigation will not have a material adverse effect on the Company's financial position.

REGULATORY MATTERS

Federal law prevents Security Financial Corp. from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to 10% of the Bank's common stock and capital surplus.

The Bank is subject to legal limitations on the amount of dividends that it can pay as a state chartered member of the Federal Reserve Bank System. Prior approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without approval of the Federal Reserve Board, will be limited to $2,478,729 plus 1998 net profits retained up to the date of the dividend declaration.

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 1997 and 1996, the Bank had required reserves of $715,000 and $651,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on an entity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). Management believes as of December 31, 1997 and 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the appropriate primary regulator has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-based, Tier I Risk-based, and Tier I Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category. The capital position of the Company does not materially differ from the Bank's, therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                                        1997                                 1996
                                           -------------------------------     --------------------------------

                                               Amount           Ratio              Amount             Ratio
                                           ----------------  -------------     ----------------  --------------
Total Capital
(to Risk-Weighted Assets)

       Actual                              $    15,245,699         13.72%      $    11,398,514            10.47%
       For Capital Adequacy                      8,888,669          8.00%            8,706,553             8.00%
       To Be Well Capitalized                   11,110,837         10.00%           10,883,191            10.00%

Tier 1 Capital
(to Risk-Weighted Assets)

       Actual                              $    13,853,279         12.47%      $    10,034,188             9.22%
       For Capital Adequacy                      4,444,335          4.00%            4,353,276             4.00%
       To Be Well Capitalized                    6,666,502          6.00%            6,529,915             6.00%

Tier 1 Capital
(to Average Assets)

       Actual                              $    13,853,279          8.52%      $    10,034,188             6.18%
       For Capital Adequacy                      6,500,588          4.00%            6,497,708             4.00%
       To Be Well Capitalized                    8,125,735          5.00%            8,122,135             5.00%

FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                            1997                                         1996
                                           ---------------------------------------     ---------------------------------------
                                               Carrying                Fair                 Carrying               Fair
                                                 Value                 Value                 Value                 Value
                                           -----------------    ------------------     -----------------    ------------------
Financial assets:
Cash and due from banks, interest-
   bearing deposits with other banks,
   and federal funds sold                  $       8,906,457    $        8,906,457     $       7,073,483    $        7,073,483
Investment securities                             41,638,502            41,638,502            26,691,273            26,691,273
Net loans                                        110,751,043           115,808,789           113,309,753           110,959,771
Accrued interest receivable                        1,041,992             1,041,992               924,935               924,935
                                           -----------------    ------------------     -----------------    ------------------

                    Total                  $     162,337,994    $      167,395,740     $     147,999,444    $      145,649,462
                                           =================    ==================     =================    ==================

Financial liabilities:
Deposits                                   $     145,352,461    $      146,340,299     $     129,669,698    $      129,887,589
Short-term borrowings                              6,523,560             6,523,560             6,354,431             6,354,431
Other borrowings                                           -                     -             5,400,000             5,400,000
Accrued interest payable                             338,699               338,699               264,181               264,181
                                           -----------------    ------------------     -----------------    ------------------
                    Total                  $     152,214,720    $      153,202,558     $     141,688,310    $      141,906,201
                                           =================    ==================     =================    ==================

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets and liabilities such as lease receivables, deferred tax assets, and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available, based upon the following assumptions:

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSIT WITH OTHER BANKS, FEDERAL FUNDS SOLD, ACCRUED INTEREST RECEIVABLE, SHORT-TERM BORROWINGS, OTHER BORROWINGS, AND ACCRUED INTEREST PAYABLE

The fair value is equal to the current carrying value.

INVESTMENT SECURITIES

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

LOANS AND DEPOSITS

The fair value is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and employs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in the Commitments and Contingent Liabilities note.

PARENT COMPANY

Following are condensed parent only financial statements for Security Financial Corp.

                            CONDENSED BALANCE SHEET

                                                                      1997            1996
                                                                  -----------     -----------
       ASSETS
             Cash on deposit in subsidiary bank                   $   617,087     $   173,725
             Interest-bearing deposit in other banks                  100,000               -
             Investment in subsidiary bank                         13,695,496      10,428,816

             Investment securities available for sale                 248,462         181,768
             Other assets                                              10,744          10,744
                                                                  -----------     -----------

             TOTAL ASSETS                                         $14,671,789     $10,795,053
                                                                  ===========     ===========

       LIABILITIES                                                $    38,906     $    16,230

       STOCKHOLDERS' EQUITY                                        14,632,883      10,778,823
                                                                  -----------     -----------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $14,671,789     $10,795,053
                                                                  ===========     ===========

                          CONDENSED STATEMENT OF INCOME


                                                                          Year Ended December 31,
                                                                             1997          1996
                                                                         ----------    ----------
INCOME
     Dividends from subsidiary bank                                     $   125,000      $ 100,000
     Dividend income                                                          7,481          4,973
                                                                         ----------     ----------
Total income                                                                132,481        104,973

EXPENSES
     Operating expense                                                       17,762         19,716
                                                                         ----------     ----------

Income before income tax benefits                                           114,719         85,257
Income taxes                                                                      -          6,197
                                                                         ----------     ----------

Income (loss) before equity in undistributed
     earnings of subsidiary                                                 114,719         91,454
Equity in undistributed earnings of subsidiary                            1,203,729      1,150,000
                                                                         ----------     ----------
NET INCOME                                                               $1,318,448     $1,241,454
                                                                         ==========     ==========

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                          Year Ended December 31,
                                                                            1997           1996
                                                                        -----------    -----------
OPERATING ACTIVITIES
       Net income                                                       $ 1,318,448    $ 1,241,454
       Adjustments to reconcile net income to
           net cash provided by operating activities:
           Undistributed income of subsidiary                            (1,203,729)    (1,150,000)
                                                                                  -         68,803
       Other
                                                                        -----------    -----------
                 Net cash provided by operating activities                  114,719        160,257
                                                                        -----------    -----------

INVESTING ACTIVITY
       Increase in interest-bearing deposits in other banks                (100,000)       (10,284)
       Investment in subsidiary                                          (2,000,000)             -
                                                                        -----------    -----------
                 Net cash used for investing activities                  (2,100,000)       (10,284)

                                                                        -----------    -----------

FINANCING ACTIVITIES
       Proceeds from sale of common stock                                 2,581,682              -
       Proceeds from dividend reinvestment and stock purchase plan          223,268        145,286
       Dividends paid on common stock                                      (376,307)      (277,447)
                                                                        -----------    -----------
                 Net cash provided by (used for) financing activities     2,428,643       (132,161)
                                                                        -----------    -----------

       Increase in cash                                                     443,362         17,812

CASH AT BEGINNING OF YEAR                                                   173,725        155,913
                                                                        -----------    -----------

CASH AT END OF YEAR                                                     $   617,087    $   173,725
                                                                        ===========    ===========

PART III

ITEM 1.  INDEX TO EXHIBITS.

         2. Plan of acquisition, reorganization, arrangement, liquidation, or succession
         3.       Charter and by-laws.
         4.       Instruments defining the rights of security holders.
         9.       Voting trust agreement
         10.      Material contracts
         11.      Statement re computation of per share earnings
         16.      Letter re change in certifying accountant
         21.      Subsidiaries of the registrant
         24.      Power of Attorney
         27.      Financial Data Schedule
         99.      Additional Exhibits


ITEM 2.  DESCRIPTION OF EXHIBITS.

    Exhibit Number          Description

         (2)                Not Applicable

         (3).(i)            Certificate of Incorporation

         (3).(ii)           Bylaws

         (4)                None

         (9)                None

         (10)               Security Financial Corp. 1997 Stock Option Plan

         (11)               Not Applicable

         (16)               None

         (21)               Subsidiaries of the Registrant

         (24)               Not Applicable

         (27)               Financial Data Schedule

         (99)               Not Applicable

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SECURITY FINANCIAL CORP.



Date: August 28, 1998



By: /s/ Donald L. Stacy
   ---------------------------------------
   Donald L. Stacy, Treasurer

                               INDEX TO EXHIBITS



Exhibit Number                Description

    (2)                       Not Applicable

   *(3).(i)                   Certificate of Incorporation

   *(3).(ii)                  Bylaws

    (4)                       None

    (9)                       None

   *(10)                      Security Financial Corp. 1997 Stock Option Plan

    (11)                      Not Applicable

    (16)                      None

   *(21)                      Subsidiaries of the Registrant

    (24)                      Not Applicable

   *(27)                      Financial Data Schedule

    (99)                      Not Applicable

*   Previously filed with Form 10-SB.